Form 51-102F3

Material Change Report

1.         Name and Address of Company

HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc.)

Suite 300, 570 Granville Street.

Vancouver, British Columbia V6C 3P1

(the “Company” or “High 5”)

2.         Date of Material Changes

April 22, 2013 and May 1, 2013

3.         News Releases

News releases were issued on April 22, 2013 and May 2, 2013 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.         Summary of Material Changes

Further to the Company’s News Releases dated April 3 & 4, 2013, the Company has closed the first tranche of the Convertible Debenture Financing on April 22, 2013 with two parties for a total amount of Cdn $150,000.

Further to the Company’s News Releases dated November 26, 2012, January 10, 2013, January 31, 2013 and March 6, 2013, the Company has closed the fourth tranche of the non-brokered private placement on May 1, 2013 and the Company has issued 100,000 units in the capital of the Company at $0.15 per unit for total proceeds to the Company of $15,000.

5.         Full Description of Material Changes

Please see the attached News Release dated April 22, 2013 attached as Schedule “A”.

Please see the attached News Release dated May 2, 2013 attached as Schedule “B”.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

No information has been omitted.

8.         Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.         Date of Report

This report is dated the 2nd day of May, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

               HHHEF - OTCQB

First Tranche Closing of Convertible Debenture

VANCOUVER, BRITISH COLUMBIA. April 22, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc]. (the “Company” or “High 5”). Further to the Company’s News Releases dated April 3 & 4, 2013, the Company is pleased to announce that it has closed the first tranche of the Convertible Debenture Financing with two parties for a total amount of Cdn $150,000.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

_______________________

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

SCHEDULE “B”

NEWS RELEASE

Symbols: HHH - CNSX

   HHHEF - OTCQB

High 5 closes fourth tranche of the Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA. May 2, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc.] (the “Company” or “High 5”). Further to the Company’s News Releases dated November 26, 2012, January 10, 2013, January 31, 2013 and March 6, 2013, the Company wishes to announce that it has closed the fourth tranche of the non-brokered private placement and the Company has issued 100,000 units at $0.15 per unit for total proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until May 1, 2016. The Company has issued 10,000 common shares as finder’s fee. All the securities issued have a hold period expiring on September 2, 2013.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

_______________________

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.